FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 11, 2007

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Audited financial statements for the Year Ending December 31, 2006

2.

Management Discussion & Analysis for the Year Ending December 31, 2006

3.

Annual and Special Meeting Information Circular

4.

Notice of Annual and Special Meeting

5.

Proxy for the Annual and Special Meeting to be held June 25, 2007

6.

Request to receive interim information

7.

News Release Dated, December 21, 2006

8.

News Release Dated, December 29, 2006

9.

News Release Dated, April 11, 2007

10.

News Release Dated April 19, 2007

11.

News Release Dated April 19, 2007

12.

News Release Dated May 8, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: May 11, 2007	By: /s/ “Donald Willoughby”
Name

Its: Chief Financial Officer
(Title)

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GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2006

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 – 905 West Pender Street

Vancouver, B.C. Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Getty Copper Inc.

We have audited the balance sheets of Getty Copper Inc. as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

DE VISSER GRAY LLP

Vancouver, British Columbia

March 21, 2007

GETTY COPPER INC.

BALANCE SHEET

(stated in Canadian dollars)

ASSETS	Dec. 31, 2006	Dec. 31, 2005
Current
Cash and cash equivalents	$ 498,055)	$ 156,074
Accounts receivable	14,812)	34,801
Prepaid expenses	28,771)	25,699

	541,638)	216,574

Mineral rights (note 4)	3,876,155)	3,508,239

Property, building and equipment (note 5)	154,890)	162,539

	$ 4,572,683)	$ 3,887,352

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 778,335)	$ 534,758
Current portion of mortgage payable	92,921)	2,127

	871,256)	536,885

Mortgage payable (note 6)	-)	92,921

	871,256)	629,806

SHAREHOLDERS’ EQUITY

Share capital (note 8)	18,014,384)	16,433,593

Contributed surplus	860,726)	860,726

Deficit	(15,173,683)	(14,036,773)
Commitments and Contingencies (note 9)
	3,701,427)	3,257,546

	$ 4,572,683)	$ 3,887,352

Approved by the Directors “Donald R. Willoughby” ,
“John M. Parks” ,

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

	Year Ending December 31,
	2006	2005	2004
Revenue
Rent	$ 3,957)	$ 748	$ 2,243)

Expenses
Amortization	2,245)	3,291)	4,496)
Bank charges & interest	205)	67)	199,354)
Filing fees	16,265)	9,729)	25,299)
Interest - long term	6,949)	7,099	7,240
Insurance	2,207)	1,675)	1,675)
Management fees	30,000)	30,000)	30,000)
Marketing & promotion	7,396)	3,047)	14,906)
Office & miscellaneous	18,450)	18,164)	15,790)
Professional fees	990,667)	496,043)	388,187)
Property tax	4,734)	4,448)	4,151)
Rent	6,000)	6,000)	29,344)
Stock option compensation	-)	5,691)	73,069)
Telephone	7,093)	7,426)	8,528)
Transfer fees	5,561)	6,930)	9,783)
Travel	21,714)	12,891)	9,952)
Wages & benefits	34,485)	29,969)	28,677)

Interest	(13,104)	(10,528)	(28,144)
Development fees (Note 8)	-)	-)	157,680)
Future income tax recovery	-)	(347,710)	(331,160)
Loss on disposal of equipment	-)	2,322)	-
	1,140,867)	286,554)	648,827)

Net loss	(1,136,910)	(285,806)	(646,584)

Deficit, beginning	(14,036,773)	(13,750,967)	(13,104,383)

Deficit, ending	(15,173,683)	$ (14,036,773)	$ (13,750,967)

Loss per share	$ (0.03)	$ (0.01)	$ (0.02)
Weighted-average number of common shares outstanding	43,407,424)	33,592,205	28,042,796)

See accompanying notes to Financial Statements.

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF CASH FLOW

(stated in Canadian dollars)

	Year Ending December 31,
	2006	2005	2004
Cash flows used in operating activities
Net loss for the period	(1,136,910)	$ (285,806)	$ (646,584)
Add: Items not involving cash
Amortization – administration	2,245)	3,291)	4,496)
Future income tax recovery	-)	(347,710)	(331,160)
Stock option compensation expense	-)	5,691)	73,069)
Loss on disposal of equipment	-)	2,322)	-

Net change in non-cash working
capital balances
Decrease (increase) in accounts receivable	19,989)	(8,868)	(19,644)
Decrease (increase) in prepaid expenses	(3,072)	(13,001)	(7,000)
Increase (decrease) in accounts payable	100,407)	(108,907)	155,812)

	(1,017,341)	(752,988)	(771,011)

Cash flows from financing activities
Loan from Freeway Properties Inc.	-)	-	(66,621)
Mortgage principal repayments	(2,127)	(1,976)	(1,836)
Warrants exercised		-	163,000)
Private placements, net of issue costs	1,580,791)	193,644)	1,093,500)

	1,578,664)	191,668)	1,188,043)

Cash flows used in investing activities
Acquisition & disposal of equipment	(1,493)	(1,720)	(5)
Exploration costs	(217,849)	(810,287)	(971,548)

	(219,342)	(812,007)	(971,553)

Increase (decrease) in cash	341,981)	(1,373,327)	(554,521)

Cash and cash equivalents
Beginning of year	156,074)	1,529,401)	2,083,922)

Cash and cash equivalents
End of year	$ 498,055)	$ 156,074))	$ 1,529,401)

Supplemental disclosure:
	2006	2005	2004
Cash used in operating activities includes:
Interest paid	$ 6,949)	$7,099)	$7,240)
Interest received	$ 13,104)	$10,528)	$28,144)

See accompanying notes to financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

1.

Nature of Business

Getty Copper Inc. is a public company incorporated under the Canada Corporations Act in September 1987.  Subsequent to incorporation the company has gone through a number of name changes until in March 2003, when the name was changed to Getty Copper Inc.  The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.

General information and continuing operations

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

c)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

3.

Significant accounting policies -continued

d)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment 30%
Building 4%
Computer equipment 45%
Computer software 100%
Office equipment 20%
Portable buildings 30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

f)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

3.

Significant accounting policies - continued

j)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable, and accrued liabilities and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

4.

Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres.  Property, building and equipment amortization included in exploration costs during the year ending December 31, 2006 amounted to $6,897 (2005 - $7,758).

As at December 31, 2006, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	161,709	5,000	-	166,709)
Geology	791,243	37,303	1,748,334	252,514	157,304	2,986,698)
Metallurgy	525	-	1,047,577	11,412	-	1,059,514)
Other	738,990	17,088	889,270	127,732	130,970	1,904,050)
Total exploration & development costs	$1,753,950	$ 57,441	$8,589,803	$ 920,130	$ 389,204	$11,710,528)
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,787,160	$169,287	$8,942,200	$1,989,264	$ 503,087	$13,390,998)
Less: Provision for impairment of deferred costs					(9,514,843)
						$3,876,155)

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

4.

Mineral rights - continued

As at December 31, 2005, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	161,709	5,000	-	166,709)
Geology	791,243	37,303	1,751,793	225,474	157,304	2,963,117)
Metallurgy	525	-	693,664	-	-	694,189)
Other	730,044	16,436	909,469	139,443	129,648	1,925,040)
Total Exploration & development costs	$1,745,004	$ 56,789	$8,259,548	$ 893,389	$ 387,882	$11,342,612)
Mineral rights, acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,778,214	$168,635	$8,611,945	$1,962,523	$ 501,765	$13,023,082)
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,508,239)

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agree to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors except the Company’s president has initiated a thorough review of the historical geological data for the Getty South Property.  To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  Refer to note 9.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

5.

Property, building and equipment

	December 31, 2006
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,547	$ 771
Computer equipment	97,352	94,530	2,822
Computer software	74,359	74,359	-
Office equipment	53,819	45,845	7,974
Portable buildings	12,112	11,908	204
Building	178,124	57,327	120,797
Land	22,322	-	22,322
	$ 467,406	$ 312,516	$ 154,890

	December 31, 2005
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,217	$ 1,101
Computer equipment	95,859	92,832	3,027
Computer software	74,359	74,359	-
Office equipment	53,819	43,851	9,968
Portable buildings	12,112	11,821	291
Building	178,124	52,294	125,830
Land	22,322	-	22,322
	$ 465,913	$ 303,374	$ 162,539

6.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.  Subsequent to year-end the company renewed the mortgage with the same terms, and it is repayable on October 1, 2012.

7.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2006	Dec. 31, 2005
Tax value of mineral rights in excess of book value	853,000	$ 892,000)
Tax value of capital assets in excess of book value Net operating loss carryforwards	117,000 1,097,000	127,000) 826,000)

	2,067,000	1,845,000)
Valuation allowance	(2,067,000)	(1,845,000)
Net future income tax assets	$ -	$ -

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

7.

Income taxes - continued

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Dec. 31, 2006	Dec. 31, 2005

Statutory rate	37%)	37%)
Tax rate change	(3)%	(2)%
Unrecognized benefit of current year's losses	(34)%	(35)%
Effective rate of tax recovery	-))))	-))))

At December 31, 2006, the Company has approximately $3,219,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2007	196,000
2008	188,000
2009	228,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
$ 3,216,000

8.

Share capital.

a) Authorized: Unlimited number of common shares

b) Issued:	Shares	Amount

Balance at December 31, 2004	32,743,657)	$ 16,587,659)

Shares issued for cash	1,335,000)	200,250)
Share issue costs	-)	(354,316)
Balance, December 31, 2005	34,078,657)	$ 16,433,593)

Shares issued for cash	15,000,000	1,600,001
Shares issue costs	-	(19,210)
Balance, December 31, 2006	49,078,657	$ 18,014,384

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

8.

Share capital - continued

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date – extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  No value has been attributed to the warrants as their exercise price was above market.

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000.  Each unit is comprised of one common share of the Company and a one half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.15 during the period July 16, 2006 to January 16, 2008, (warrants were extended from January 16, 2007 to January 16, 2008).  The fair value of the warrants were not materially impacted by the extension of time to exercise the warrants.

On April 15, 2005, the Company issued 1,900,000 incentive stock options exercisable at $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.

The Company reset in 2005 the exercise price and reduced the term of 850,000 outstanding incentive stock options to $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.  Regulatory approval was received May 9, 2005. Disinterested shareholder approval was received at the Company’s annual general meeting which was held on June 27, 2005.

On May 12, 2005, the Company completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock at $0.25 during the period May 13, 2006 to May 12, 2007..

On December 7, 2004, the Company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of one share valued at $0.25 and a full warrant to purchase a further share of common stock at $0.35 during the period December 8, 2005 to December 7, 2006.  These warrants expired without any being exercised.

Contributed Surplus in the amount of  $Nil (2005 - $5,691) was recorded as a result of the Company recognizing stock option compensation expense.

The Company recorded $Nil  (2005-$347,710) in share issue costs as the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow-through shares.

Expiry Date	Exercise Price	Number of Warrants 2005	Issued	Expired	Number of Warrants 2006
December 6, 2006	0.25	4,400,000		4,400,000	-
May 12, 2007	0.25	1,135,000			1,135,000
January 16, 2008	0.15	-	2,500,000		2,500,000
July 7, 2008	0.15	-	5,000,000		5,000,000
		5,535,000	7,500,000	4,400,000	8,635,000

Weighted average exercise price		0.25	0.15	0.25	0.17
Weighted average remaining life					1.21

8.

Share capital - continued

c)

Expiry Date	Exercise Price	Number of Options 2005	Issued	Cancelled	Number of Options 2006
April 14, 2008	0.20	3,050,000		100,000	2,950,00
April 14, 2008	0.20/ 0.25 *	-	200,000		200,000
		3,050,000	200,000	100,000	3,150,000
Weighted average exercise price		0.20	0.20	0.20	0.20
Weighted average remaining life					1.22

*

The options issued are exercisable at a price of $0.20 per share until April 14, 2007.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.  During 2006, no stock options were exercised.

During 2003, the Company granted 1,950,000 common share incentive options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vested over the 18   month period following the date of grant.  Based upon the Black-Scholes option valuation model,   a risk-free market rate of 3% and a volatility of 7%, the estimated compensation cost related to   the options granted is approximately $100,000 of which $Nil (2005 – $5,691) was recognized during the period.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these   assumptions can materially affect the fair value estimate and therefore it is management’s view   that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

9.

Commitments and contingencies

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

•

The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company’s banking resolution removed from the Company’s bank account during 2004.  The amount claimed was expensed as Development fees in the Company’s 2004 financial statements and no provision has been recorded for its future recovery.

•

In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim and Counterclaim alleging that Gardner and Preto are not entitled to indemnification, asserting that these former directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

•

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

•

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

The Company considers the outcomes of all of these claims, both on its behalf and against it, to be presently indeterminable and the financial statements reflect no specific provisions in respect to any of them.

10.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

		Dec. 31, 2006		Dec. 31, 2005	Dec. 31, 2004

Exploration costs incurred	$	Nil	$	Nil	$52,763
Accounts payable		$31,348		$28,702	$36,088

Expenses:
Interest	$	Nil	$	Nil	$8,591
Management fees		$30,000		$30,000	$30,000
Professional fees		$194,870		$192,241	$75,851
Rent		$6,000		$6,000	$6,000

These transactions are in the normal course of operations and are measured at fair value as determined by management.

11.

Differences between Canadian and United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ from those principles that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States. The significant differences which have or could materially affect line items in the financial statements are in respect to:

a)

Mineral Rights

Under Canadian GAAP costs of acquisition and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned.  If there is an indication of impairment the mineral rights are written-down to their estimated recoverable amounts.  Under US GAAP all exploration and development costs incurred prior to the determination of economic feasibility are expensed currently.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

11.

United States accounting principles - continued

b)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, which was codified in March, 2004, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the policy to expense costs related to mineral properties, therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The historical reconciling items disclosed herein are in respect to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations in previous years.

c)

Escrowed Shares

Historically, under US GAAP, compensation expense was recognized when common shares were released from escrow to the extent that their fair value exceeded their issuance price, and when their release was contingent upon the performance of the issuer and/or recipient.  Under Canadian GAAP no transaction is recorded when the shares are released from escrow, however, TSX-Venture Exchange policy no longer allows shares to be released from escrow for any reason except the passage of time.  Accordingly, no future US/Canadian GAAP differences are expected to occur in this area.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

11.

United States accounting principles – continued

Statements of Operations and Deficit	Year Ended December 31,
	2006	2005	2004
Net loss under Canadian GAAP	$ (1,136,910)	$ (285,806)	$ (646,584)
Effect of exploration costs	(367,916)	(847,805)	(979,963)
Net loss under US GAAP	(1,504,826)	(1,133,611)	(1,626,547)
Deficit, beginning of year under US GAAP	(21,309,944)	(20,176,333)	(18,549,786)
Deficit, end of year under US GAAP	(22,814,770)	(21,309,944)	$(20,176,333)
Loss per share under US GAAP	$ 0.035)	$ 0.034)	$ 0.058)

Balance Sheets

December 31, 2006	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 541,638)	$ -)	$ 541,638)
Mineral rights	3,876,155)	(3,876,155)	-)
Property, building and equipment	154,890)	-)	154,890)
	4,572,683)	(3,876,155)	696,528)
Current liabilities	778,335)	-)	778,335)
Other liabilities	92,921)		92,921)
Share capital	18,014,384)	1,774,000)	19,788,384)
Contributed surplus	860,726)	1,990,932)	2,851,658)
Deficit	(15,173,683)	(7,641,087)	(22,814,770)
	$ 4,572,683	$ (3,876,155)	$ 696,528)

December 31, 2005	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 216,574)	$ -)	$ 216,574)
Mineral rights	3,508,239)	(3,508,239)	-
Property, building and equipment	162,539)	-)	162,539)
	$ 3,887,352)	$ (3,508,239)	$ 379,113)
Current liabilities	536,885)	-	536,885)
Other liabilities	92,921)	-	92,921)
Share capital	16,433,593)	1,774,000)	18,207,593)
Contributed surplus	860,726)	1,990,932)	2,851,658)
Deficit	(14,036,773)	(7,273,171)	(21,309,944)
	$ 3,887,352)	$ (3,508,239)	$ 379,113)

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

11.

United States accounting principles - continued

Statements of Cash Flows	Years Ended December 31
	2006	2005	2004
Canadian GAAP – Cash used in operating activities	$ (874,171)	$ (752,988)	$ (771,011)
Exploration costs expensed under U.S. GAAP	(361,019)	(810,287)	(971,548)
US GAAP – Cash used in operating activities	$ (1,235,190)	$ (1,563,275)	$ (1,742,559)
Canadian GAAP – Cash used in investing activities	$ (362,512)	$ (812,007)	$ (971,553)
Exploration costs expensed under U.S. GAAP	361,019)	810,287)	971,548)
US GAAP – Cash used in investing activities	$ (1,493)	$ (1,720))	$ (5)

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2006

The following discussion and analysis of the results of operations and financial position of the Company for the year ended December 31, 2006 should be read in conjunction with the December 31, 2006 financial statements  and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. The effective date of this report is February 28, 2007.

Forward Looking Statements

Except for historical information, this Management Discussion and Analysis (“MD&A”) may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on its approximately 200 km2, Highland Valley, British Columbia mineral property, which adjoins the large porphyry copper mining and milling operation of Highland Valley Copper.

The Company has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have been the subject of historical mineral resource estimates that do not meet the requirements of the CIM classifications referenced in National Instrument 43-101.

Bateman Engineering, Inc. prepared a project assessment report in May, 1998 for the Company on the Getty North deposit (using information supplied by KHA Resource Modeling, Inc. in December, 1997) which estimated an oxide drill indicated and inferred resource of 10 million tonnes with an estimated grade of 0.408% copper and a sulphide drill indicated and inferred resource of 58.2 million tonnes at an average grade of 0.293% copper for a total drill indicated and inferred resource of 68.2 million tonnes at an average grade of 0.310% copper.

Earlier estimates prepared by Watts Griffis and McOuat gave calculations of 5.5 million tonnes of  indicated resources of 0.43% copper in the oxide zone and 400,000 tonnes of inferred resources grading 0.42% copper in the oxide zone using a cut-off grade of 0.25% copper. Watts Griffis and McOuat also calculated the sulphide zone as having an indicated resource of 22.2 million tonnes having a grade of 0.43% copper and 5.3 million tonnes of inferred resources grading 0.42% copper using a cut-off grade for the sulphide zone of 0.30% copper.

Although the Company believes these resource estimates on the Getty North deposit are relevant, it is cautioned that the resource estimates are historical in nature and do not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. These estimates have not been verified by a Qualified Person.

The Company further understands that these resource estimates were developed after a review of all geological information available at the respective times that they were delivered to the Company.

The Getty South deposit was the subject of a pre NI 43-101 resource estimate (Gower Thompson & Associates-1992) of 36 million tonnes of an inferred resource grading 0.47% copper.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2006

Subsequently, in 1996, Watts, Griffis & McOuat advised that the Gower resource estimate was reasonable. Although this resource estimate is considered relevant, it is cautioned that the resource estimate is historical in nature and does not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. This estimate has not been verified by a Qualified Person.

The Company commissioned a consulting geologist in 2005 to conduct an extensive review of the Getty South historical technical information and to catalogue and digitize this information.

As a result of a disclosure review undertaken by the BC Securities Commission in early 2006, the Company has retracted all past references to mineral reserves and because the Company does not have a current technical report in compliance with National Instrument 43-101, it has retracted any reference to a current mineral resource. The Company is in the process of commissioning a National Instrument 43-101 compliant report to determine resource estimates for its Getty North and Getty South deposits in accordance with CIM classifications. These resource estimates are expected to be completed before the end of Quarter 2/07.

The Company’s other identified potential mineral zones, “Northwest”, “Southwest”, and “Central” are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.  In 2005, the Company commissioned a metallurgical testing program of the potential Getty North and Getty South sulphide and oxide copper mineralized zones by SGS Lakefield Research Limited of Lakefield Ontario.  In addition, Innovat Limited initiated a pilot-plant testing program of the Getty samples at the Lakefield facility of its proprietary Continuous Vat Leaching process. Phase 1 of the program was used to characterize copper oxide mineralization from the Getty North Deposit and to develop the best chemistry for leaching.  Limited testing of sulfide samples was also conducted, but the overall focus was on oxide mineralization.  Bottle roll tests established leach kinetics and reagent consumptions, followed by jig-column tests that simulate continuous vat leaching conditions.

Getty North mineralization was analyzed at 0.84% copper (0.55% oxide copper, 65% of the total copper).  Copper mineralization in both Phases 1 and 2 programs was crushed to minus 6.3 mm. Phase 1 tests gave 80% recovery at a pH of 1 with a residue of 0.16% copper in 72 hours, while treatment at pH 2 gave recoveries of 75% with a residue grading 0.18% copper, also over 72 hours.  The higher pH value is more suitable for SX/EW recovery.  Net acid consumptions were 9.6 and 6.7 kg/t respectively.  The Phase 2 pilot plant run took place over 10.5 days, comprised of an initial 3-day batch test to bring solution tenor up to levels needed for SX/EW operation, followed by a 5 day continuous run of the vat and then 2.5 days operation of the SX/EW unit, using stored PLS solution. Live capacity of the vat was calculated at 14.7 tons by SGS Lakefield.  A grab sample at 48 hours graded 0.18% copper, confirming that the pulsing vat was matching expectations developed in the jig-column tests.

Copper was recovered during the pilot plant campaign using a conventional SX/EW circuit. Recovery of copper to a concentrated solution was 98%. Current efficiency in electrowinning was 92.5%.  Cathodes analyzed at 99.97% copper with the impurities being sulfur, silver, lead, and iron.  It is anticipated that copper purity can be improved with some fine-tuning of the SX/EW circuit.

Following the leach campaign, some modifications were made to the drum discharger to try to improve the flow through, using leach residue and fresh mineralization feed for testing on water (not leach solution).  A 24-hour test was not successful in improving flow through.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2006

It was identified during the test that the baffles between the vat leach section and the wash section, combined with poor fluidization in the wash section was restricting flow to the discharge drum.  Also, additional work needs to be done on coordinating the fluidization with the pickup points on the drum.

Achievements of the Phases 1 and 2 programs are summarized as follows:

•

Bench scale testing results can be achieved in a pilot plant operation

•

Continuous flow through of mineralization while leaching in a vat is validated

•

Bench and pilot scale leach results indicate that the recoveries can be replicated on Getty North mineralization in the 75% range over 72 hours.

•

Acid consumption is relatively low, in the 7 – 17 kg/t range

•

Decanting of minus 6.3 mm ore results using a decanting drum provides a low moisture content, averaging 9.2 % moisture by weight

•

Paste consistency can be produced by the thickener; a 46% solids paste was produced on 80% - 42 micron material

•

Cathode grading 99.97% copper can be made using conventional SX/EW

Running of the pilot plant at SGS Lakefield Research is a major achievement, representing the premiere of continuous vat leaching of copper.

The Company has a licence agreement with Innovat for the ongoing non-exclusive right to commercialize the Innovat proprietary technology. The Company has reached an agreement in principle to convert its non-exclusive technology license with Innovat Limited into a joint venture controlling the exclusive use of the Innovat continuous vat leaching (“CVL”) technology. The negotiations will not be concluded until the Company is satisfied with the viability of the discharge system. Subject to conclusion of the negotiations and due diligence review and regulatory approval, the joint venture will be owned equally by Innovat Limited and the Company and the Company will have the right to nominate the majority of the joint venture entity’s board of directors. The resultant joint venture entity would be responsible for arranging the necessary project financing to commercially exploit the technology.

The price of copper remained relatively steady in 2006 as a result of increasing worldwide consumption and decreasing world copper inventory.  Recent widely read business journals predict that metal prices in 2007 should continue at current levels due to supply and demand dynamics but there can be no assurance that the current prices will be sustained over the timeframe that would be required to place any mineral deposit that may be located on the Property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current strong demand for copper.

The Company is involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South.  Significant legal expenses resulted in higher general and administrative expenses during 2006 and will increase the loss to be reported for that fiscal period.  The 2007 fiscal period may face significant legal expenses as the law suites move towards trial dates.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2006

Between January 1, 2005, and December 31, 2006 the Company has raised $1,800,251 by way of private placement financing.

The Company’s working capital decreased to ($329,618) for the year ending December 31, 2006 from ($320,311) at December 31, 2005, the decrease of $9,307 is a combination of recognizing the mortgage payable of $92,921 as a current liability as it becomes due in October 2007, and two private placements completed during the year, whereby the company issued 15 million units for cash, 10,000,000 at $0.11 and 5 million units at $0.10., resulting in gross proceeds of $1,600,001.  Each unit is comprised of one common share and a half warrant, entitling the holder of each whole warrant to purchase an additional share. (See financial activities below).  Legal fees and the metallurgy testing program carried out at SGS Lakefield absorbed a significant part of the capital during the year.

The Company’s total assets increased during the year ending December 31, 2006 to from December 31, 2005 by $685,331 due to $ 1,600,001 in funds raised in gross proceeds from shares issued for cash from two private placements completed during the period.  The Company’s liabilities increased by $241,450.   Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement and exercising of warrants.

The loss from operations for the year ending December 31, 2006 increased by $851,104 over the loss reported at December 31, 2005.   General and administrative expenditures for the year ending December 31, 2006 increased to $1,140,867 compared to $286,554 at December 31, 2005.  The comparative increase in administrative expenses between the year ending December 2006 and 2005 can be attributed to an increase in professional fees by $494,624 in 2006 and a $347,710 future income tax recovery recognized in the year ending December 31, 2005.   The predominant administration expense being the legal costs associated with the lawsuits outlined under additional disclosure.  The Company has no source of income other than interest earned on funds held in a term deposits and rent received for a portion of the Logan Lake office.

Professional fees for the year ending December 31, 2006 $990,667 (2005 - $496,043) which include $963,044 (2005- $465,113) for legal and court fees, $26,823 (2005 - $26,380) in accounting fees and $800 (2005- $4,550) consulting fees.  The other administration expenses, ie office, telephone, rent, etc are comparable to the previous year ending December 31, 2005.   Also during the year ending December 31, 2006,  $Nil (2005 - $347,710) was recorded to reflect the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability  recorded on the issuance of flow- through shares.  The income statement reflects this recovery and the benefit is charged to cost of shares issued.

Selected Quarterly Information for the year ending:

	December 31, 2006	December 31, 2005
Loss for the quarter	($343,977)	($81,925)
Loss for the year ended	($1,136,910)	($285,806)
Loss per share:	($0.03)	($0.01)
Assets	$4,572,683	$3,887,352

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2006

Summary of Quarterly Results

	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	March 31 2005
Revenue	$ 3,957	$ 2,259	$ 561	$ Nil	$ 748	$ 748	$ 748	$ 561
Loss before Extraordinary items	1,136,910	792,933	$574,979	$171,919	$285,806	$203,881	$109,541	$70,461
Net loss	1,136,910	792,933	$574,979	$171,919	$285,806	$203,881	$109,541	$70,461
Loss per share	$0.03	$0.016	$ 0.014	$0.0044	$0.0084	$ 0.0060	$ 0.0032	$ 0.0022
Loss per share diluted	$0.017	$0.121	$ 0.011	$0.0034	$0.0067	$0.0046	$ 0.00026	$ 0.0018

Total Commitments	less than a year	1-3 years

Rent	$ 6,000	$ 6,000
Management Fees	$ 30,000	$ 30,000
Legal Fees	$ 60,000	$ Nil

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of December 31, 2005, the Company had granted 3,050,000 stock incentive options, thus; 295,231 common shares remain reserved for issuance under the Company's share option plan.  As of December 31, 2006, 3,150,000 stock incentive options have been granted, thus 195,231 common shares remain reserved for issuance under the Company’s share option plan.  As of December 31, 2006 no options have been exercised.   The options issued are exercisable at a price of $0.20 per share unit until April 14, 2007.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.

Financing Activities

On December 7, 2004, the Company completed a private placement for gross proceeds of $1,100,000. No finder’s fees or commissions were paid.  Each unit consisted of 1 share valued at $0.25 and a full warrant to purchase a further share of common stock at a price of  $0.35 until December 6, 2006.   These warrants were not exercised and expired on December 6, 2006.

On May 12, 2005 the Company completed a 1,335,000 unit private placement for gross proceeds of $200,250. Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock  at a price of $0.25 during the period May 13, 2006 to May 12, 2007 . No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.    As of the date of this report, no warrants were exercised and are set to expire May 12, 2007.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2006

On January 16, 2006 the Company completed a private placement of 5,000,000 units for gross proceeds of $500,000. Each unit, sold at a price of $0.10, is comprised of one common share of the Company and one common share purchase half-warrant, entitling the holder to purchase an additional half common share of the Company. No finder’s fees or commissions were paid.  These warrants were extended to January 16, 2008 at a price of $0.15, as of the date of this report no warrants were exercised.

On July 7, 2006, the Company completed a private placement and issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date was extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  As of the date of this report no warrants were exercised.  The number of outstanding shares after this private placement are 49,078,657.

There will be a further requirement for working capital funds and there is no assurance that funds can be readily obtained.  However, the Company believes such funding is obtainable through private placements and shares for debt settlements. If all share purchase warrants and incentive stock options were exercised the number of shares outstanding would be 61,063, 657.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2006 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the year ending December 31, 2006, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The Company advises that the litigation that it is presently involved may impact on the levels of activity, performance or achievements of the Company for at least the balance of the current fiscal period. After receiving legal advice, management remains confident in the outcome of litigation process, however, the actual outcome of the litigation is presently undeterminable. The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the year ending December 31, 2006, a professional accounting firm to which a director is associated billed the Company $15,403 (2005- $17,787) in accounting fees related to tax filings, quarterly report review

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2006

and other professional accounting related matters, The Company reimbursed the professional accounting firm $13,667 (2005– $20,128) for the director’s time and disbursements for representing the Company in examinations of discovery carried out during the year ending December 31, 2006.  The President and director of the Company billed the company $800 (2005- $2,800) for consulting fees.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $165,000 (2005- $151,000) for legal fees, as general counsel.   For the year ending December 31, 2006, the Company also paid $6,000 office rent and $30,000 management fees to companies controlled by the Managing Director.

During 2005, two directors of the Company purchased 650,000 common shares of the Company as part of a non-brokered private placement resulting in proceeds to the Company of $97,500.

During the year ending December 31, 2006, two directors of the Company purchased 3,704,545 common shares of the Company as part of a non-broker private placement resulting in proceeds to the Company of $395,000.

Outstanding share data

As of February 28, 2007, there were 49,078,657 common shares outstanding.

Additional Disclosure

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak Industries Ltd. (beneficially owned by a director John Lepinski) in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak.  The terms of the acquisition could not be met by November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a  1-1/2% net smelter royalty in favour of Robak. The cost incurred by the Company in bringing the property into production is to be repaid from 80% of the net production revenue.  In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims, an issue arouse as to the nature and interpretation of the carried interest clause referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

On January 10, 2005 former director, Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner, Vittorio Preto and others.  Former director Preto filed a similar suit claiming indemnification on May 27, 2005. The Company filed a defence to the claims refuting Mssrs. Gardner and Preto’s claim for indemnification as the Company does not believe they are entitled to it under corporate law, asserting that both Gardner and Preto did not act in good faith with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. Subsequently, the Company filed a Counter Claim against former directors Robert Gardner and

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2006

Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company.

The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

On January 24, 2005 Vanguard Shareholder Solutions Inc. initiated a lawsuit against the Company claiming

$23,041.27 for Investor Services allegedly performed between June 22 and September 30, 2004. After the Company advised counsel for Vanguard that the alleged services were never authorized by the Company’s board of directors nor by the TSX Venture Exchange, Vanguard discontinued the lawsuit on March 1, 2005.

On November 10, 2005, the Company initiated a lawsuit in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000USD which the Company claims was inappropriately, without board approval and contrary to the Company’s banking resolution, removed from the Company’s bank account during 2004.

On January 30, 2006, the Company released the results of phase 1 of their metallurgy test program being carried out at SGS Lakefield.

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company.

On April 26, 2006, the Company released preliminary results of Phase 2 of their metallurgy test program at SGS Lakefield.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

The Company has designed and put in place internal controls over financial reporting and the Chief Executive Officer and Chief Financial Officer have reviewed the process and have concluded that the controls in place give reasonable assurance that relevant and reliable financial information is available for reporting and for the preparation of interim and annual financial statements in accordance with Canadian GAAP.  The internal controls have an inherent weakness in the area of segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in the company in this size.

Direction for 2007

Dependent upon the results of the commissioned resource estimates on the Company’s Getty North and Getty South deposits, the Company may commission a preliminary feasibility study to continue the Company’s mission of proceeding to production.

Form 52-109F1 Certification of Annual Filings

I, Jean Jacques Treyvaud Ph.D Econ., CEO of Getty Copper Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual Filings of Getty Copper Inc. (the issuer) for the period ending December 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: April 24, 2007

“Jean Jacques Treyvaud”

Jean Jacques Treyvaud

Chief Executive Officer, Director

Form 52-109F1 Certification of Annual Filings

I, Don Willoughby FCA, CFO of Getty Copper Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual Filings of Getty Copper Inc. (the issuer) for the period ending December 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: April 24, 2007

“Don Willoughby”

Don Willoughby

Chief Financial Officer, Director

GETTY COPPER INC.
1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Telephone: 604-931-3231

Fax: 604-931-2814

INFORMATION CIRCULAR
(as at May 8, 2007 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Getty Copper Inc. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual and extraordinary meeting of the shareholders of the Company to be held on June 25, 2007 (the “Meeting”), at the time and place and for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

In this Information Circular, references to the “Company”, “we” and “our” refer to Getty Copper Inc. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold the Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders.

The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT AND REVOCATION OF PROXY

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company.  A shareholder who wishes to appoint some other person, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting may do so by striking out the printed name and inserting the desired person's name in the blank space provided.  The completed Proxy should be delivered as per the instructions on the proxy by 10:00 a.m. (Vancouver, British Columbia time) on June 21, 2007 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).

The Proxy may be revoked by a registered shareholder by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder (proxyholder) in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Beneficial (Non-Registered) Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited), of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with our transfer agent, Computershare Trust Company of Canada, (“Computershare”); or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholder named in the form and insert the Non-Registered Holder’s name in the blank space provided.  Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Alternatively, you can request, in writing, that your broker send you a legal proxy, which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2006, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting.  The Financial Statements are being mailed with this Circular to the shareholders of record.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s had 49,078,657 Common Shares issued and outstanding.  All Common Shares of the Company carry the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

The board of directors (the “Board”) of the Company has fixed May 7, 2007 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record date who either attend the Meeting personally or complete, sign, and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Share voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
John Lepinski	13,373,741	27.25%
CDS&Co., Canada(1)	34,626,741	70.55%

(1)

The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

(2)

The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes at the Meeting is required to pass the resolutions described herein except. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The number of directors on the board of directors of the Company is currently set at seven. The Board proposes that the number of directors remain at seven. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the Canada Business Corporations Act (“CBCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is selected. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
Jean Jacques Treyvaud (3) Ste Elisabeth, Quebec Canada President and Director	Consultant and Financier	September 18, 1996	Nil
Donald R. Willoughby (3) Vancouver, British Columbia, Canada CFO and Director	Chartered Accountant, President, D.R. Willoughby Inc., a corporate partner of Cinnamon Jang Willoughby & Co., Chartered Accountants	June 30, 1992	270,000 shares

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
John M. Parks (3) North Vancouver, British Columbia, Canada Secretary and Director	Lawyer	November 26, 2004	375,000 shares 200,000 warrants
John Lepinski (3)(4) Port Coquitlam, British Columbia, Canada Managing Director	Businessman	June 30, 1992	17,442,173 shares 1,984,091 warrants
Charles M. Mitchell (2) Edmonton, Alberta, Canada Director	Lawyer, Corporate Counsel for Alpine Mortgage Corp.	November 26, 2004	Nil
Edward Leung(2) Vancouver, British Columbia, Canada Director	CGA, Controller for Quality Management Ltd.	January 26, 2005	Nil
Corby G. Anderson (2) West Vancouver, British Columbia, Canada Director	PhD.,CEng, FIChemE Director and Principal Process Engineer, Center for Advanced Mineral & Metallurgical Processing, Butte, Montana, USA	June 12, 2006	Nil

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective directors themselves.

(2)

Member of the Company’s audit committee.

(3)

Member of the Company’s executive committee

(4)  Comprised of 13,373,741 shares and 1,575,000 warrants beneficially owned and 4,068,432 shares and 409,091 warrants beneficially owned by associates or affiliates, none of whom own 10% of the Company’s outstanding shares.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

No director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

Except for an approximately 30 day trading halt in connection with resolving disclosure matters pertaining to a 2004 review of a 2002/2003 related party transaction described under the heading "Interest of management in Material Transactions", the Company has not been subject to any halt or cease trade orders"

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, “Named Executive Officer” of the Company means:

(a)

the Company’s Chief Executive Officer;

(b)

the Company’s Chief Financial Officer;

(c)

each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and

(d)

 any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

As at December 31, 2006, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, namely, Jean Jacques Treyvaud,  and President and Donald R. Willoughby, the Chief Financial Officer

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Jean Jacques Treyvaud President	2006	Nil	Nil	Nil	350,000	Nil	Nil	$800
Donald R Willoughby CFO	2006	Nil	Nil	Nil	350,000	Nil	Nil	29,070 *

Notes:

* Paid to a company affiliated with a director for accounting and tax services.

As no SARs have been granted, all references are to incentive stock options.

Long-Term Incentive Plan Awards

The Company has no Long-Term Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Options and Stock Appreciation Rights (SARs)

The Company granted stock options under the Stock Option Plan as set out below. The Company did not grant stock options as SARs during the most recently completed financial to the Named Executive Officers.

No stock options or SARs were exercised during the Company’s most recently completed financial year by the Named Executive Officers.  The financial year-end value of unexercised options or SARs on an aggregated basis is as follows:

Aggregate option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at [year end]		Value of Unexercised in-the-Money Options/SARs at [year end](2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Jean Jacques Treyvaud	Nil	N/A	350,000	Nil	Nil	Nil
Don Willoughby	Nil	N/A	350,000	Nil	Nil	Nil

Notes:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)

“in-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2006 over the exercise price of the options.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no employment contracts with its Named Executive Officers.   Freeway Properties Inc., a company controlled by director John Lepinski, receives $2,500 per month pursuant to a management agreement.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Compensation of Directors

The Company has no arrangement pursuant which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

The following directors have options under Company’s Stock Option Plan in their capacity as a director during the financial year ended December 31, 2006:

Option Holder	Date Of Grant	Number of Shares	Exercise Price	Expiry Date
Jean-Jacques Treyvaud	April 21,2005 November 14, 2003	250,000 100,000	$0.20 ($0.25)[1]	April. 14, 2008
Donald Willoughby	April 21,2005 November 14, 2003	150,000 200,000	$0.20 ($0.25)[1]	April. 14, 2008
John M Parks	April 21, 2005	1,150,000	$0.20 ($0.25)[1]	April. 14, 2008
John Lepinski	November 14, 2003	350,000	$0.20 ($0.25)[1]	April 14, 2008
Charles Mitchell	April 21, 2005	200,000	$0.20 ($0.25)[1]	April 14, 2008
Ed Leung	April 21, 2005	200,000	$0.20 ($0.25)[1]	April 14, 2008
Corby Anderson	October 16, 2006	200,000	$0.20 ($0.25)[1]	April 14, 2008
	Total	2,800,000

1exercisable at $0.15 per share until April 15, 2006; thence $0.20 per share until April 15, 2007; and thence $0.25 per share until April 15, 2008

EQUITY COMPENSATION PLAN INFORMATION

The Company has no equity compensation plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, except as set out herein

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at  the Meeting other than the election of directors and the appointment of the auditor, except as set out herein.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The Board of Directors facilitates its exercise of independent supervision over management by:

•   Acting in accordance with the Canada Business Corporations Act other applicable laws, the Company’s articles, by-laws, policies, code of business conduct, charters of the Board and Board committees.

•   Approving all significant decisions that affect the Company before they are implemented. The Board of Directors supervises their implementation and reviews the results.

•   Advocating and supporting the best interests of the Company.

•   Reviewing, approving and monitoring progress and efficiency of strategic, business, and capital plans and take appropriate action when performance falls short of goals. The Board of Directors is actively involved in the Company’s strategic planning process and discusses and reviews all materials relating to the strategic plan with management. The Board of Directors is responsible for reviewing and approving the strategic plan. Management must seek the Board of Director’s approval for any transaction that would have a significant impact on the strategic plan.

•   Ensuring that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance.

• The Board of Directors monitors the Company’s compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board of Directors periodically discusses the systems of internal control with the Company’s external auditor.

•   Establishing and monitoring a Code of Ethics for directors, senior officers, and employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour.

•   Reviewing measures implemented and maintained by the Company to ensure compliance with statutory and regulatory requirements.

•   Reviewing and monitoring the effectiveness of the Audit Committee, and the Audit Committee Charter, on an annual basis, at minimum.

•   Through its Audit Committee, examining the effectiveness of the Company’s internal control processes and management information systems.

•   Choosing the President and appointing senior management and monitoring their performance and developing descriptions of the positions for the Board of Directors, including the limits on management’s responsibilities and the corporate objectives to be met by the management and monitoring the compensation of the senior management.

•   Granting share options.

•   Monitoring the practices of management to ensure appropriate and timely communication of material information concerning the Company to its shareholders.

•   Approving all the Company’s major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site.

•   Monitoring the development and implementation of programs for management succession and development.

•   Determining whether or not each director is an independent director. The Managing Director, President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

•   Discharging such other duties as may be required for the good stewardship of the Company.

Directorships

Two of the Company’s directors currently serve on the boards of other publicly listed companies,

Corby Anderson is a director of Golden Phoenix Minerals Inc. and Jean Jacques Treyvaud is a director of Gila Mining Corp.

Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

The orientation for a new director includes:

•   visits to the Company’s facilities;

•   familiarization with the Company’s properties and potential;

•   meetings with operating management;

•   an outline of the Company’s history and other relevant data;

•   copy of the Articles of the Company;

•   a copy of this Statement of Governance Policies;

•   information on director and officer liability insurance coverage, if any;

•   guidance concerning trading in the Company’s securities; and

•   information pertaining to remuneration.

The Board of Directors ensures that continuing education is provided to directors by way of written materials and courses.

Ethical Business Conduct

The Board of Directors has adopted a code of ethical conduct. This code applies to all directors, officers and employees of the Company. A copy of this code may be obtained by requesting it from  John M. Parks , Corporate Secretary of the Company, at (604) 931-3231          .

Directors are expected to act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way ( or even appear to interfere or conflict) with the interests of the Company. Directors must also comply with all applicable corporate law requirements of notice and disclosure in connection any transactions where a conflict of interests exists or a potential conflict or interest may arise. They must also act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts, or allowing their independent judgment to be subordinated.

All directors, officers are advised that they and staff should recognize that they hold an important role in the overall corporate governance and ethical standards of the company. Each person is capable and empowered to ensure that the Company’s, its shareholders’ and other stakeholders’ interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which all personnel are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the shareholders, other stakeholders, and the public generally.

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction be invalid.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company’s mission and strategic objectives, and a willingness to serve.

There are personal qualities sought and a time commitment expected when choosing new Directors. Directors should be loyal to the Company and exercise care, diligence and skill in their dealings on behalf of the Company. They must have adequate time available to serve on the Board and should be willing to commit to an active term of 3 years, although there is no specific time frame designated for Board membership. Full Board attendance is critical to the ongoing performance of the Board. It is therefore expected that Directors will make every effort to attend all Board meetings.

Qualities generally sought in Board members include integrity, track record of business success, leadership, fairness, decisiveness, and to have an active and committed interest in the work of a Director. Each Director should provide “a window to the world” for the Company and participate in positive networking so as to open doors for new opportunities for the Company.

Compensation

The Board of Directors is responsible for determining all forms of compensation to be granted to the directors and officers, and for reviewing the Chief Executive Officer’s recommendations respecting compensation of the other senior executives of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its executive officers, the Board considers: i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing interest of management and the Company’s shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to the Company’s executive officers consists of two components: i) base salary; and ii) long-term incentive in the form of stock options.

Other Board Committees

The Board of Directors has no other standing committees other than the audit committee and corporate governance committee as set out herein.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees. The Board has not adopted formal procedures for assessing the effectiveness of the Board, its Audit Committee or individual directors.

MANAGEMENT CONTRACTS

Except as noted above, no management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

Appointment of Auditor

The management of the Company intends to nominate De Visser Gray, Chartered Accountants, for re-appointment as auditor of the Company.  Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of De Visser Gray, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  De Visser Gray, Chartered Accountants, was first appointed as auditor of the Company by the directors on February 28, 2005.  Davidson & Company, Chartered Accountants, are the former auditors of the Corporation and resigned as auditors of the Company of their own initiative effective December 10, 2004.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.  The Company's current audit committee consists of Edward Leung CGA, Chair, Charles Mitchell, LLB and Corby Anderson.

Audit Committee Charter

The text of the audit committee’s charter is attached as Appendix “1” to this Circular.

Independence

Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

Edward Leung CGA, Corby Anderson and Charles Mitchell, LLB are independent as that term is defined.

Financial Literacy

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the directors of the Company are financially literate as that term is defined.

The Company, a venture issuer, is relying on the exemption provided by section 6.1 of MI 52-110 as it pertains to composition of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

The Company’s auditors have not provided any material non-audited services

Pre-Approval Policies and Procedures

The audit committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve, in advance, provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company.

Audit Fees

The following table sets forth the fees paid or accrued by the Company to DeVisser Gray, Chartered Accountants, for services rendered in the last two fiscal years:

	2006	2005

Audit fees	$11,000	$10,000
Audit-related fees(1)	Nil	Nil
Tax fees(2)	Nil	Nil
All other fees	Nil	Nil
Total	$11,000	$10,000

Notes:

(1)

Assistance with interim financial statements.

(2)

Preparation of the Company’s tax return.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPROVAL OF AMENDMENTS TO THE INCENTIVE STOCK OPTION PLAN

The Company has implemented a stock option plan dated December 9, 2002.  The Plan is a finite number plan (3,345,231 shares) rather than a 10% rolling average plan.

The purpose of the Option Plan is to provide Eligible Participants with the opportunity to acquire an increased proprietary interest in the Company, align the interest of such Eligible participants with the interests of the Shareholders and to attract and retain qualified officers, directors, employees and consultants to continue growth of the Company. The options are non-assignable and may be granted for a term not exceeding that permitted by the Exchange, currently five years. Other material aspects of the Plan are as follows:

1.

the Plan is administered by the Company’s Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;

2.

following termination of an optionee’s employment, directorship, consulting agreement, or other qualified position, the optionee’s options shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors. Also, an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;

3.

as long as required by Exchange policy, no one individual may receive options on more than 5% of the Outstanding Shares in any 12 month period, no one consultant may receive options of more that 2% of the Outstanding Shares in any 12 month period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

4.

the exercise price of options is subject to the discretion of the Plan administrator, provided however that options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy. Discounted Market Price generally means, subject to certain exception, the most recent closing price of the Company’s shares on the Exchange, less a discount of from 15% to 25% depending on the trading value of the Company’s shares;

5.

any amendment of the terms of an options shall be subject to any required regulatory and shareholder approvals;

6.

options granted under the Plan are not assignable, negotiable or otherwise transferable other than by will or the laws of descent and distribution and, subject to the terms of the Plan, are exercisable only by the optionee and his legal heirs or personal representatives; and

7.

in the event or a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provision for the protection of the rights of the optionee as it may deem advisable.

The Plan does not provide for any financial assistance or support to be provided to optionees by the Company or any affiliated entity of the Company to facilitate the purchase of shares under the Plan.

The full text of the Plan will be available to the shareholders at the Meeting. Shareholders may also view the Plan in advance of the Meeting at the Company’s head office or registered office.

Management has determined that in order to better effect the purpose of the Plan, the number of shares reserved should be increased. TSX Venture Exchange policies allow the Issuer to increase the number of shares reserved to 20% of the issued and outstanding shares, namely, 13,403,230 shares. Management and the board recommends that, at the current stage of the company’s development, the number of shares reserved should be less than 10% of its capitalization. Accordingly, in connection with shareholder approval of the proposed modification of the Plan, management will place the following proposed resolution before the shareholders for their consideration:

“BE IT RESOLVED THAT:

The Corporation is hereby authorized to amend Section 2.2 of the Incentive Stock Option Plan (the “Option Plan”) to increase the number of Common Shares which are available for issuance under the Option Plan from the existing limit, by deleting the number “3,345,231 in Section 2.2 and replacing it with the number “6,700,000”.

To be approved, the foregoing resolution must be passed by the affirmative vote of holders of not less than 50% plus one of the Common Shares represented in person or by proxy at the Meeting who vote on such resolution. The persons named in the enclosed form of proxy intend, unless otherwise directed, to vote FOR the ordinary resolution approving the amendment to the Option Plan.

OTHER BUSINESS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  A copy of the Company’s most recent annual financial statements to December 31, 2006, along with Management’s Discussion and Analysis thereon, accompanies this Circular.  Additional financial information concerning the Company may be obtained by any security holder of the Company free of charge by contacting the Company at 604-931-3231.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

CERTIFICATE

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the 8th day of May, 2007.

ON BEHALF OF THE BOARD

“Jean Jacques Treyvaud”	“Donald Willoughby,”
Jean Jacques Treyvaud	Donald Willoughby
President and Director	Chief Financial Officer and Director

Appendix 1

GETTY COPPER INC.

AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

STRUCTURE AND MEMBERSHIP

Number.  The Audit Committee shall consist of at least three members of the Board of Directors.

Independence.  Except as otherwise permitted by the applicable TSX Venture Exchange Policies (“the Exchange Policies”), each member of the Audit Committee shall be independent as defined by the Exchange Policies. A member of the committee is independent if he or she has no direct or indirect relationship with the Company that could, in the view of the Company’s board of directors, reasonably interfere with the exercise of his or her independent judgment.

Financial Literacy.  Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee.  In addition, at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Chair.  The Board of Directors shall elect the Chair of the Audit Committee.

Compensation.  The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

Selection and Removal.  Members of the Audit Committee shall be appointed by the Board of Directors.    The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

AUTHORITY AND RESPONSIBILITIES

General The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the independent auditor, in accordance with its business judgment.  Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.  The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements.  The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company’s financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor’s report.

OVERSIGHT OF INDEPENDENT AUDITORS

Selection.  The Audit Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. The Audit Committee may seek stockholder ratification of the independent auditor it appoints.

Independence.   The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor.  In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the auditor and the Company.  The Audit Committee shall meet privately at least once per year with the independent auditor and shall actively engage in dialogue with the auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

Compensation.  The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

Preapproval of Services.  The Audit Committee shall preapprove all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable Exchange Policies.

Oversight.  The independent auditor shall report directly to the Audit Committee, and the Audit Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting.  In connection with its oversight role, the Audit Committee shall, from time to time as appropriate, receive and consider the reports required to be made by the independent auditor regarding:

•

critical accounting policies and practices;

•

alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Company management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

•

other material written communications between the independent auditor and Company management.

AUDITED FINANCIAL STATEMENTS

Review and Discussion.  The Audit Committee shall review and discuss with the Company’s management and independent auditor the Company’s audited financial statements, including the notes to the financial statements.

Recommendation to Board Regarding Financial Statements.  The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 20-F.

Audit Committee Report.  The Audit Committee shall prepare an annual committee report for inclusion where necessary in the proxy statement of the Company relating to its annual meeting of security holders.

CONTROLS AND PROCEDURES

Oversight.  The Audit Committee shall coordinate the Board of Directors’ oversight of the Company’s internal control over financial reporting, disclosure controls and procedures and code of conduct.  The Audit Committee may request to receive and review the reports of the CEO and CFO required by the Exchange Policies.

Procedures for Complaints.  The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Related-Party Transactions.  The Audit Committee shall review all related party transactions on an ongoing basis, and the Audit Committee must approve all such transactions.

Additional Powers.  The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

PROCEDURES AND ADMINISTRATION

Meetings.  The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Audit Committee may also act by unanimous written consent in lieu of a meeting. The Audit Committee shall periodically meet separately with: (i) the independent auditor; (ii) Company management and (iii) the Company’s internal auditors.  The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

Subcommittees.  The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances.  Any decision of a subcommittee to pre-approve audit, review, attest or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

Charter.  At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and may recommend changes to the Board of Directors for approval.

Independent Advisors.  The Audit Committee is authorized, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities; PROVIDED HOWEVER in the event that the committee foresees that the cost of such activity will exceed its annual budget, the committee will first obtain the approval of the Nominating and Governance Committee. Such independent advisors may be the regular advisors to the Company.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

Investigations.  The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

Funding.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out it duties.

CONTINUOUS DISCLOSURE REQUIREMENTS

At this time, due to the Company’s size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company’s reporting requirements are met and in compliance with all regulatory requirements.

Getty Copper Inc. Annual General Meeting to be held on June 25, 2007 Notice of Annual General Meeting and Information Circular May 8, 2007

Getty Copper Inc.
1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Getty Copper Inc. (the “Company”) will be held at the offices of Hordo & Bennett, Suite 1801, 808 Nelson Street, Vancouver, British Columbia on June, 25, 2007 at 10:00 a.m. PDT for the following purposes:

1.

To receive the audited financial statements for the year ended December 31, 2006, together with the auditor’s report thereon;

2.

To elect the directors of the Corporation as described in the Information Circular accompanying this Notice;

3.

 To appoint De Visser Gray, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

To consider and, if thought appropriate, approve an ordinary resolution in the form set forth in the Information Circular ratifying and approving certain amendments to the Incentive Stock Option Plan of the Corporation as described in the Management proxy Circular;

5.

To transact such other business as may properly be put before the meeting or any adjournment or adjournments thereof.

All shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to the place indicated on the proxy.  If a shareholder does not deliver a proxy to the place as per the instructions on the proxy by 10 a.m. (Vancouver, British Columbia time) on June 21, 2007 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy.  Only registered shareholders of record at the close of business on May 7, 2007 and  therein duly appointed proxyholders will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Coquitlam, British Columbia, the 8th day of May, 2007.

ON BEHALF OF THE BOARD

John  M. Parks, Secretary

GETTY COPPER INC

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on June 21, 2007.

04AP07107.E.SEDAR/000001/C00001A

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Getty Copper Inc. (the "Company") hereby appoint(s): John M Parks, or failing this person, Donald Willoughby, or failing this person, John Lepinski, or failing this person, Ed Leung,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Getty Copper Inc. to be held at Suite 1801, 808 Nelson Street, Vancouver, British Columbia, on 25th of June 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Jean Jacques Treyvaud	☐	☐	02. Donald Willoughby	☐	☐	03. John Parks	☐	☐
04. John Lepinski	☐	☐	05. Ed Leung	☐	☐	06. Charles Mitchell	☐	☐
07. Corby Anderson	☐	☐						

Fold

2. Appointment of Auditors

For ☐ Withhold ☐

Appointment of Devisser Gray as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

3. Amendments to the Stock Option Plan

For ☐ Against ☐

Fold

4. Transact Other Business

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 2 7 6 4 6 A R 0 G T Y Q

May 8, 2007

Dear Shareholder:

Getty Copper Inc.
(the “Company”)

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis (“MD&A”) for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Getty Copper Inc.

1000 Austin Avenue

Coquitlam, British Columbia

Canada, V3K 3P1

As an alternative to receiving these financial statements and MD&A by mail, you may view them on the Company’s profile on SEDAR at www.sedar.com.

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A
OF  GETTY COPPER INC. [the “Company”]

☐

A.   Please send me the annual financial statements and MD&A.

☐

B.   Please send me the interim financial statements and MD&A.

☐

C.   Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

Signature

Name of Shareholder - Please Print

Address

Postal Code

Name and title of person signing, if different from name above

 GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

December 21, 2006

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company advises that it has extended the term of the 5 million warrants exercisable at $0.15 issued pursuant to a private placement that closed July 7, 2006. Subject to the approval of the TSX Venture Exchange, the expiration date of these warrants has been extended to July 7, 2008.

For further information, please contact:

John Parks, Corporate Secretary

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC V3K 3P1

Phone: 604-649-0331      Fax: 604-960-9638

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

December 29, 2006

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company advises that it has extended the term of the 2.5 million warrants exercisable at $0.15 issued pursuant to a private placement that closed January 16, 2006. Subject to the approval of the TSX Venture Exchange, the expiration date of these warrants has been extended to January 16, 2008.

For further information, please contact:

John Parks, Corporate Secretary

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC V3K 3P1

Phone: 604-649-0331      Fax: 604-960-9638

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

GETTY COPPER INC.

Trading Symbol  TSX:V  GTC

April 11, 2007

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company announces a non-brokered private placement of 10,000,000 units for gross proceeds of $1,000,000.  Each unit, at a price of $0.10, is comprised of one common share of the Company and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.

The proceeds of this private placement will be used to fund the Company’s ongoing exploration and metallurgical programs, to pay ongoing expenses, including legal and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period from the date of closing. This transaction is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

________________________________________
John M. Parks, Director and Corporate Secretary

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GETTY COPPER INC.

Trading Symbol  TSX:V  GTC

April 19, 2007

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company announces that the non-brokered private placement news released April 11, 2007 has been increased to  13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10, is comprised of one common share of the Company and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.

The proceeds of this private placement will be used to fund the Company’s ongoing exploration and metallurgical programs, to pay ongoing expenses, including legal and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period from the date of closing. This transaction is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

________________________________________
John M. Parks, Director and Corporate Secretary

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GETTY COPPER INC.

Trading Symbol  TSX:V  GTC

April 19, 2007

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company announces that it has agreed to issue 4,937,500 shares of the Company to The John B. Pub Ltd., a company controlled by Company director and control person, John Lepinski, at $0.10 per share in settlement of an outstanding debt of   $493,750.

All securities issued pursuant to this transaction will be subject to a four-month hold period from the date of distribution of the securities. This transaction is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

________________________________________
John M. Parks, Director and Corporate Secretary

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GETTY COPPER INC.

 Trading Symbol  TSX Venture:  GTC

May 8, 2007

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty Copper Inc. (the “Company”) is pleased to announce the closing of a non-brokered private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, sold at a price of $0.10, is comprised of one common share of the Company and one common share purchase half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 12 months at a price of $0.15. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration or development programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period until September 7, 2007.

An insider of the Company participated in the private placement.  Due to that relationship, the private placement is considered to be a “related party transaction” as defined under Ontario Securities Commission Rule 61-501 (the “Rule”).  However, the transaction is exempt from the formal valuation and minority approval requirements of the Rule on the basis that the fair market value of the transaction is less than $2,500,000 and the insider’s portion of the Issuer’s capitalization is less than 25%.

Mr. Ralph Berezan of Langley, B.C. acquired 3,000,000 of the units. The acquisition brings Mr. Berezan’s total shareholdings in the Company to 7,956,773 common shares representing approximately 11.87% of the Company’s then outstanding common shares. Mr. Berezan also holds warrants entitling the holder to purchase an additional 1,363,636 common shares of the Company at a price of $0.15 until July 6, 2008. If these warrants, including those acquired in this transaction, were exercised, Mr. Berezan’s shareholdings would increase to 10,820,409 common shares, representing approximately 15.48% of the Company’s then 69,879,793 issued and outstanding common shares. Mr. Berezan acquired the foregoing shares for investment purposes and he may increase his ownership position in the future.

ON BEHALF OF THE BOARD OF DIRECTORS

________________________________________
John M. Parks, Director and Corporate Secretary

___________________________________

Ralph Berezan

For further information please contact:
GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC,  V3K 3P1

Phone:  604-649-0331         Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.